UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
COX RADIO, INC.
(Name of the Issuer)
Cox Radio, Inc.
(Name of Person(s) Filing Statements)

Class A common stock, par value $0.33 per share
(Title of Class of Securities)
224051102
(CUSIP Number of Class of Securities)
Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
(678) 645-0000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Jay M. Tannon
Frank M. Conner III
Michael P. Reed
DLA Piper LLP (US)
500 8th Street, NW
Washington, DC 20004
(202) 799-4000
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation(1): $82,405,037	Amount of Filing Fee(2): $4,599

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.80, which is the increased tender offer price, and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. to be acquired in the tender offer. The 17,167,716 Shares represent the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,599
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009 and April 30, 2009

INTRODUCTION
          This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by Cox Radio, Inc., a Delaware corporation (“Radio” or the “Company”), the issuer of the Class A common stock that is subject to the Rule 13e-3 transaction. The filing person is the subject company. This Transaction Statement relates to the offer by Cox Media Group, Inc., a Delaware corporation (“Media”) and a wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Radio, not owned by Media upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 29, 2009 (the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”), filed as exhibits to the Schedule TO-T of Media and Enterprises, filed with the Securities and Exchange Commission (“SEC”) on March 23, 2009 (the “Schedule TO”).
          The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Radio with the SEC on May 1, 2009, as amended and supplemented by Amendment No. 4, copies of which are attached hereto as Exhibits (a)(2)(A)(iv) to (a)(2)(A)(v), respectively, are incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.
          The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or the Purchasers has been provided by such person and not by any other person.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated by reference herein.
Item 2. Subject Company Information
Regulation M-A Item 1002
     (a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Securities. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Trading Market and Price. The information set forth in Sections 6 and 10 of the Offer to Purchase entitled “Price Range of Shares; Dividends” and “Possible Effects of the Offer on the Market for the Shares”, respectively, is incorporated by reference herein.
     (d) Dividends. The information set forth in Sections 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated by reference herein.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in “Item 6 — Interest in Securities of the Subject Company” of the Schedule 14D-9 and in Schedule B to the Offer to Purchase is incorporated by reference herein.
Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003
     (a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein. The filing person is the subject company.
     (b) Business and Background of Entities. The information set forth in Schedule A to the Offer to Purchase is incorporated by reference herein.
     (c) Business and Background of Natural Persons. The information set forth in Schedule A to the Offer to Purchase is incorporated by reference herein.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
     (a) (1) Material Terms (Tender Offers). The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 and in the “Summary Term Sheet”, “Introduction”, and Sections 1, 3, 4 and 5 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date”; “Procedures for Tendering Shares”; “Withdrawal Rights” and “Certain Material U.S. Federal Income Tax Consequences of the Offer”, respectively, is incorporated by reference herein.
     (a) (2) Material Terms (Mergers or Similar Transactions). Not applicable.
     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 and the section of the Offer to Purchase entitled “Appraisal Rights; Rule 13e-3” is incorporated by reference herein.
     (e) Provisions for Unaffiliated Security Holders. Radio has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.
     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A 1005
     (a) Transactions. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Significant Corporate Events. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Negotiations or Contacts. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
     (b) Use of Securities Acquired. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer” and “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” is incorporated by reference herein.
     (c)(1)-(8) Plans. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purposes and Structure of the Offer”; “Special Factors — Plans for Radio After the Offer”; “Special Factors — Conduct of Radio’s Business of the Offer Is Not Consummated”; and Section 10 of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares” is incorporated by reference herein.
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (a) Purposes. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer” and “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” is incorporated by reference herein.
     (b) Alternatives. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendations” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Reasons. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendations” of the Schedule 14D-9 is incorporated by reference herein.
     (d) Effects. The information contained in “Item 8 — Appraisal Rights” of the Schedule 14D-9 and the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer”; “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer”; “Special Factors — Interests of Certain Persons in the Offer”; and Sections 5 and 10 of the Offer to Purchase entitled “Certain Material U.S. Federal Income Tax Consequences of the Offer” and “Possible Effects of the Offer on the Market for the Shares”, respectively, is incorporated by reference herein.
Item 8. Fairness of the Transaction
Regulation M-A 1014
     (a) Fairness. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Factors Considered in Determining Fairness. The information set forth in “Item 4 — Solicitation Recommendation;

Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Approval of Security Holders. The Offer is structured so that at least a majority of unaffiliated security holders must tender their Shares before any Shares can be purchased in the Offer.
     (d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (e) Approval of Directors. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
     (a) Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendation” and “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Radio during its regular business hours by any interested holder of shares of Radio’s common stock or representative of the interested holder who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (a) Source of Funds. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.
     (b) Conditions. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.
     (c) Expenses. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.
     (d) Borrowed Funds. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
     (a) Securities Ownership. The information set forth in “Item 3 — Enterprises and Media Share Ownership; Interlocking Directors and Officers; Director and Officer Ownership of Shares; Director and Officer Stock Options; Director and Officer Restricted Shares” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Securities Transactions. The information set forth in “Item 6 — Interests in Securities of the Subject Company” of the Schedule 14D-9 is incorporated by reference herein.
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Item 4 — Intent to Tender” of the Schedule 14D-9 is incorporated by reference herein.
     (e) Recommendations of Others. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
Item 13. Financial Information
Regulation M-A Item 1010
     (a) Financial Statements. The information set forth in Section 7 of the Offer to Purchase entitled “Certain Information Concerning Radio” is incorporated by reference herein.
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (a) Solicitations or Recommendations. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 11 of the Offer to Purchase entitled “Fees and Expenses” is incorporated by reference herein.
     (b) Employees and Corporate Assets. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 11 of the Offer to Purchase entitled “Fees and Expenses” is incorporated by reference herein.
Item 15. Additional Information
Regulation M-A Item 1011
     (b) Other Material Information. The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 is incorporated by reference herein.
Item 16. Exhibits
Regulation M-A Item 1016
     The information required by this Item 16 is included below as part of Item 12.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 23, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(D)	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

Exhibit No.	Description

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(G)	Summary Advertisement published on March 24, 2009 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(H)	Cox Enterprises, Inc. press release, dated March 23, 2009 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan mailed by Cox Enterprises to plan participants (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(K)	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(a)(1)(L)	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.” (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(a)(1)(M)	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.” (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(1)(N)	Amended and Restated Offer to Purchase, dated April 29, 2009 (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(O)	Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(O) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(P)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(Q)	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(Q) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(l)(R)	Amended and Restated Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(R) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(a)(2)(A)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

(a)(2)(A)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 20, 2009.

(a)(2)(A)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 30, 2009.

Exhibit No.	Description

(a)(2)(A)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 1, 2009.

(a)(2)(A)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 7, 2009.

(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.” (incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(E)	Press release issued by Cox Radio on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.” (incorporated by reference to Exhibit (a)(2)(D) to the Schedule 14D-9/A filed by Cox Radio on April 20, 2009).

(a)(2)(F)	Press release issued by Cox Radio on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share” (incorporated by reference to Exhibit (a)(2)(E) to the Schedule 14D-9/A filed by Cox Radio on April 30, 2009).

(a)(2)(G)	Press release issued by Cox Radio on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer” (incorporated by reference to Exhibit (a)(5)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(C)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009) (incorporated by reference to Exhibit (a)(5)(J) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(E)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) ) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(F)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009) ) (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(G)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009 ) (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9/A filed by Cox Radio on April 20, 2009).

(a)(5)(H)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009 ) (incorporated by reference to Exhibit (a)(5)(H) to the Schedule 14D-9/A filed by Cox Radio on April 20, 2009).

Exhibit No.	Description

(a)(5)(I)	Memorandum of Understanding, dated April 29, 2009 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule 14D-9/A filed by Cox Radio on April 30, 2009).

(a)(5)(J)	Letter, dated May 1, 2009, from the Special Committee to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(F) to the Schedule 14D-9/A filed by Cox Radio on May 1, 2009).

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009 (incorporated by reference to Exhibit (c)(1) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(c)(2)	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009 (incorporated by reference to Exhibit (c)(2) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(c)(3)	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009 (incorporated by reference to Exhibit (c)(3) to the Schedule TO-T filed by Cox Enterprises and Cox Media on March 23, 2009).

(c)(4)	Opinion of Gleacher Partners LLC (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates (incorporated by reference to Exhibit (c)(5) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(6)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps (incorporated by reference to Exhibit (c)(6) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(7)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro (incorporated by reference to Exhibit (c)(7) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(8)	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142 (incorporated by reference to Exhibit (c)(8) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(9)	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142 (incorporated by reference to Exhibit (c)(9) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

Exhibit No.	Description

(c)(10)	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation (incorporated by reference to Exhibit (c)(10) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 20, 2009).

(c)(11)	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009 (incorporated by reference to Exhibit (c)(11) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(c)(12)	Materials presented by Gleacher Partners to Citigroup Global Markets Inc. on April 21, 2009 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(13)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 16, 2009 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(14)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 23, 2009 (incorporated by reference to Exhibit (a)(5)(O) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(15)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 27, 2009 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(16)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 1, 2009 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule 14D-9/A filed by Cox Radio on April 30, 2009).

(d)	None.

(e)	Revolving Promissory Note, dated December 4, 2003 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(N) to the Schedule TO-T/A filed by Cox Enterprises and Cox Media on April 29, 2009).

(g)	None.

(h)	None.

SIGNATURES
     After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.
By:	/s/ Charles L. Odom
	Name:	Charles L. Odom
	Title:	Chief Financial Officer

Date: May 11, 2009